AVALON RARE METALS INC.

Management Discussion and Analysis of Financial Statements
 For the year ended August 31, 2011

This Management Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (the "Company" or “Avalon”) provides analysis of the Company's financial results for the year ended August 31, 2011.  The following information should be read in conjunction with the accompanying audited consolidated financial statements and the related notes thereto.  Unless otherwise noted, all currency amounts included in the MDA are stated in Canadian dollars.

Certain of the statements that are not historical facts contained in this MDA are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under “Description of the Business - Risk Factors” in the Company’s annual information for the year ended August 31, 2011, and:

•	the estimation or realization of mineral resources;
•	recovery rates and production costs of the rare metals and other minerals;
•	the timing and amount of estimated future production;
•	requirements for additional capital;
•	future prices of rare metals and minerals;
•	market demand for rare metals and minerals;
•	the reliability of plant operations at production scale;
•	energy costs;
•	risks of the mining industry; and
•	delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities.

Most of such factors are beyond Avalon’s ability to control or predict. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof.  There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

The forward-looking statements contained herein are made as of the date of this MDA and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  This MDA is prepared as of November 22, 2011.

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada, on the NYSE Amex in the United States and also trades on the Frankfurt Stock Exchange in Germany. The Company seeks to build shareholder value by becoming a diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products.  The technical information included in this MDA unless otherwise stated, has been reviewed and approved by Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company.  Mr. Bubar and Dr. Mercer are both Qualified Persons under National Instrument 43-101 (“NI 43-101”).

Avalon operates primarily in Canada with a primary focus on the rare earth elements (“REE”), and other rare metals and minerals, including lithium, tantalum, niobium, cesium, indium, gallium, zirconium and a related base metal; tin.  By definition, REE are the lanthanide series of elements (atomic numbers 57 - 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or developing six of its seven mineral resource properties.  Four of the Company’s active projects (Thor Lake, Separation Rapids, Warren Township, and East Kemptville) are rare minerals or rare metals properties that are at an advanced stage. The Thor Lake rare metals project (“Thor Lake” or the “Project”) is the Company’s most advanced project and the Company’s primary material property.

The results of a positive pre-feasibility study (“PFS”) on the development potential of the Nechalacho REE deposit on the Thor Lake project were announced on June 21, 2010, and the related technical report was filed on July 27, 2010. This report was subsequently amended and re-filed on September 21, 2010.  The following year, Avalon produced an updated technical report in March 2011 and produced another updated technical report entitled “Technical Report on the Thor Lake Project, Northwest Territories, Canada” (the “August 2011 Technical Report”) dated August 25, 2011, prepared by Roscoe Postle Associates Inc. (“RPA”) (formerly Scott Wilson Roscoe Postle Associates Inc.) which was filed on August 26, 2011.  The August 2011 Technical Report was prepared for disclosure of the results of the updated pre-feasibility study (the “Updated PFS”) completed by RPA.  Completion of a bankable feasibility study (“BFS”) by the end of calendar 2012, is the Company’s top priority and primary focus.

Avalon has adopted the Prospectors and Developers Association of Canada (“PDAC”)’s E3 Plus Principles of Responsible Exploration and the Mining Association of Canada’s principles of “Towards Sustainable Mining” as policy of the Company and is making a strong commitment to corporate social responsibility (“CSR”) best practice.  In 2010, Avalon received PDAC's 2010 Environmental and Social Responsibility Award for its exceptional efforts in community engagement with Aboriginal Groups.  Avalon applies these principles throughout its operations, particularly with respect to its environmental and community engagement practice on the Thor Lake project.

Industrial demand for the rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment.  Rare metals supplies are constrained, especially for the rare earth elements where China provides approximately 95% of the world’s primary supply.  Recent policy directives announced by the Chinese government are dictating reductions in exports of unprocessed rare earth elements leading to concern about security of supply of certain REE in major REE consuming countries such as Japan, Korea and the United States.  Moreover, REE supply shortages both outside and inside China have caused prices to escalate dramatically over the past few years stimulating increased investor interest in rare earth companies.

During the quarter ended August 31, 2011 (the “Quarter”), the Company completed a prospectus offering and issued 7,692,900 common shares at a price of $5.81 per share (or US$6.15 per share) for gross proceeds of $44,695,749 and, as of this date, remains well-funded to continue advancing its priority projects.

Selected Annual Information

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles. For a reconciliation to United States generally accepted accounting principles, see Note 16 of the notes to the Company’s consolidated financial statements at and for the period ended August 31, 2011.

For the Years Ending August 31,	2011	2010	2009
	$	$	$
Net revenues	605,142	80,557	159,982
Loss before discontinued operations and extraordinary items	9,421,386	4,099,300	2,954,919
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.10	0.05	0.04
Net loss	9,421,386	4,099,300	2,954,919
Net loss, per share basic and fully diluted	0.10	0.05	0.04
Total assets	123,893,553	41,526,715	26,521,264
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company’s properties or otherwise disposed of at a profit.  Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period.  The Company expects to continue to increase its level of business activity in coming years and consequently investors should anticipate that the Company’s annual operating losses will also increase until an operation is brought into production or disposed of at a profit.

Results of Operations

Unless otherwise stated, the technical information contained in this section of the MDA relating to the Company’s operations in respect of its Thor Lake and other projects and not attributed to RPA has been reviewed and approved by Dr. William Mercer, P.Geo., Vice-President, Exploration, who is a qualified person for the purposes of NI 43-101.

Exploration and Development Activities

Resource property expenditures for the year ended August 31, 2011 totalled $17,828,302, a 37% increase over the level of expenditures in the comparable period of the previous fiscal year ($13,051,666).  Of these expenditures, 95% were incurred on Thor Lake, and 4% of these expenditures were incurred on the Company’s new rare metals project located in the Spor Mountain area, Juab County in the State of Utah, USA (“Spor Mountain”).  The increased expenditures on Thor Lake and the expenditures at Spor Mountain account for the majority of the increase. The increased expenditures on Thor Lake were related to expanded work programs mainly in the area of metallurgy as the project advanced into the bankable feasibility stage.

Resource property expenditures for the Quarter totalled $4,969,406, a 36% increase over the level of expenditures in the comparable period of the previous fiscal year ($3,643,336).  The majority (94%) of these expenditures were incurred on Thor Lake.  The increase was primarily caused by the increased level of activities, including metallurgical and market studies, and feasibility and engineering studies.

No properties were abandoned during the year ended August 31, 2011 and no expenditures were written off.

Thor Lake

Thor Lake is located in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife.  The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to a comprehensive native land claim negotiation involving several Akaitcho communities including, the four in direct proximity to the project: Yellowknives Dene (Ndilo and Dettah), Lutsel K’e and Deninu Kue.

The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares), the latter staked in 2009 to cover favourable geology to the west of the mining leases.  The leases are subject to two underlying royalty agreements entitling the royalty holders to a cumulative 5.5% Net Smelter Returns Royalty, of which 2.5% can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at August 31, 2011, this amounts to approximately $1.2 million). Since acquiring the property in 2005, Avalon has concentrated its exploration efforts on the largest known mineralized zone on the property, the Nechalacho REE Deposit (“Nechalacho deposit”).

Expenditures during the year ended August 31, 2011, totalled $16,939,635.  Of this, approximately 58% was spent on drilling and geological work in support of the drilling program, 19% on metallurgical and market studies, 11% on pre-feasibility and feasibility studies, 8% on environmental studies and permitting work, with the balance funding community consultation work and annual lease payments.

Expenditures during the Quarter totalled $4,692,409.  Of this, approximately 56% was spent on drilling and geological work in support of the drilling program, 21% on metallurgical and market studies, 11% on feasibility and engineering studies, 7% on community consultation work and 5% on environmental studies and permitting work.  The drilling done in the Quarter was with the objective of better defining the Nechalacho deposit, gathering geotechnical data for engineering purposes and collecting sample material for pilot plant work.

Metallurgical studies are ongoing to define the most efficient process for recovery of the REE. The flotation process testwork has advanced to the mini-pilot plant (“MPP”) stage. The third of three such trials on a 3 tonne bulk sample was completed at an external consulting firm. This work was for the dual purpose of optimizing the flotation process flowsheet prior to initiating a large scale pilot trial in December, 2011, and producing more concentrate for ongoing bench scale hydrometallurgical process development. The expenditures on feasibility studies and engineering relate to the work on preparing the Updated PFS and commencement of a BFS. The results from the Updated PFS were announced on July 8, 2011, and are discussed below.

The information, tables and figures that follow relating to the Updated PFS and mineral resource estimates in connection with the Thor Lake project are derived from, and in some instances are extracts from, the August 2011 Technical Report prepared by RPA.

Nechalacho Deposit Drilling

Since July, 2007 Avalon has completed over 85,000 metres of drilling on the Nechalacho deposit as summarized in the Table below:

Calendar Year	Holes	Metres
2007	16	2,551
2008	74	14,280
2009 winter	26	5,474
2009 summer	44	9,123
2010 winter	43	11,398
2010 summer	63	16,188
2011 winter	65	12,224
2011 summer	72	13,979
Total October 16, 2011	403	85,217

The 2011 summer drilling program commenced on June 20, 2011 with geotechnical drilling designed to test the proposed route for the production ramp. Upon completion of the ramp drilling, this drill commenced geotechnical drilling of the proposed area for the underground crusher. This drilling also provided additional intercepts of the Basal Zone.

The second drill rig, equipped to recover large diameter PQ core for bulk sample recovery, began drilling in mid-July. It continued a similar program as in the winter drilling, with the objective of completing in-fill holes within the Indicated Mineral Resources in the Basal Zone in the area where mining is expected to be initiated. This will result in additional Indicated Resources being re-classified to the Measured level of confidence, and will also provide additional mineralized material for metallurgical testing.

As of August 31, 2011, the summer drill program resulted in completion of 33 drill holes for 7,153 metres.

The 2011 summer drill program was concluded on October 16, 2011 at a total of 13,979 metres in 72 holes, bringing the total drill production to date to 85,217 metres in 403 holes.

As previously reported, the winter drill program was completed on April 28, 2011. All of the assay results from the 2011 winter drilling have been compiled, although some check analyses are still pending, and an updated resource estimate is currently in preparation. A resource update is expected to be available in December, 2011.

The resource estimates disclosed in the Updated PFS include drill results up to October, 2010.

Nechalacho Deposit Mineral Resource Estimates

The NI 43-101 compliant resource estimates originally established by independent consultants RPA for the PFS in 2010, were updated by the Company on January 27, 2011 to incorporate all the data generated from the 2010 drilling programs which totalled 27,586 metres in 106 holes. The PFS was then updated by the August 2011 Technical Report.  For additional information on Thor Lake, please refer to the August 2011 Technical Report, which is available on SEDAR at www.sedar.com.

The technical data used for the new resource estimate were compiled, validated and evaluated by the Company and was updated to include all the new drill hole information and assays generated in the 2010 drilling program.  The new resource estimates resulted in significant increases in both Inferred and Indicated Resources for both the Basal Zone and the Upper Zone compared to the resource estimates prepared in 2010 for the PFS. Importantly, the Indicated Resources in the key Basal Zone part of the deposit increased to 57.49 million tonnes grading 1.56% TREO4 with 20.72% HREO3/TREO using the base case $260 Net Metal Return (“NMR”2) cut-off. More significantly, distinct sub-zones with a higher average grade were discovered in the West Long Lake area. These can be identified by applying a higher NMR cut-off and the proportion of Indicated Mineral Resources estimated at the much higher $600 NMR cut-off, now total 14.67 million tonnes at 2.19% TREO and 24.68% HREO/TREO. This motivated the Company to prepare a new mine development plan and a new estimate of Mineral Reserves, which formed the basis for an update of the discounted cash flow (“DCF”) analysis produced for the 2010 PFS, which was disclosed on July 7, 2011 and is discussed further below.

The Nechalacho deposit resource estimates as originally released on January 27, 2011, including values for the individual rare earth oxides, are summarized in the tables below. The NMR includes the value attributable to ZrO2, Nb2O5, and Ta2O5 in the rock after metallurgical recoveries.

Nechalacho Deposit: NI 43-101 Mineral Resources

Updated Jan. 27, 2011

BASAL ZONE	Tonnes	TREO %	HREO %	HREO/TREO %	ZrO2 PPM	HfO2 PPM	Nb2 O5 PPM	Ta2 O5 PPM	La2 O3 PPM	Ce2 O3 PPM	Pr2 O3 PPM	Nd2 O3 PPM	Sm2 O3 PPM
INDICATED	57,486,089	1.56	0.33	20.72	29,895	593.5	4,024	396.0	2,511	5,713	706.3	2,773	596.9
INFERRED	107,586,753	1.35	0.26	18.97	28,268	557.0	3,726	353.7	2,214	5,046	635.0	2,503	516.5

UPPER ZONE
INDICATED	30,642,037	1.48	0.15	10.26	21,007	371.8	3,064	191.9	2,776	6,295	764.6	2,953	547.4
INFERRED	119,293,791	1.26	0.13	10.15	24,135	447.2	3,472	208.9	2,269	5,344	661.9	2,575	469.1

TOTAL INDICATED	88,128,126	1.53	0.26	17.08	26,805	516.5	3,690	325.0	2,603	5,915	726.6	2,836	579.7
TOTAL INFERRED	226,880,544	1.30	0.19	14.33	26,095	499.3	3,592	277.5	2,243	5,203	649.1	2,541	491.5

BASAL ZONE	Tonnes	Eu2 O3 PPM	Gd2 O3 PPM	Tb2 O3 PPM	Dy2 O3 PPM	Ho2 O3 PPM	Er2 O3 PPM	Tm2 O3 PPM	Yb2 O3 PPM	Lu2O3 PPM	Y2O3 PPM	Ga2 O3 PPM	DENSITY g/cc
INDICATED	57,486,089	74.49	538.3	80.58	402.5	70.1	180.1	23.4	138.7	19.3	1,757.3	133.4	2.9
INFERRED	107,586,753	63.94	465.1	66.51	323.3	55.6	133.9	18.3	107.2	15.1	1,364.2	126.3	2.9

UPPER ZONE
INDICATED	30,642,037	58.59	403.5	43.30	160.5	22.9	55.6	6.3	40.7	5.7	660.8	172.7	2.8
INFERRED	119,293,791	52.00	344.1	34.57	133.6	19.1	44.8	6.5	42.4	6.3	576.4	170.5	2.9

TOTAL INDICATED	88,128,126	68.96	491.4	67.62	318.3	53.7	136.8	17.5	104.6	14.5	1,376.1	147.1	2.9
TOTAL INFERRED	226,880,544	57.66	401.5	49.72	223.5	36.4	87.0	12.1	73.1	10.5	950.0	149.5	2.9

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.
NMR is defined as “Net Metal Return” or the in situ value of all the payable rare metals in the ore net of estimated metallurgical recoveries and separation plant processing costs and estimated profits.

3.	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
4.	TREO (Total Rare Earth Oxides) is HREO plus: La2O3, Ce2O3, Pr6O11, Nd2O3 and Sm2O3.
5.
Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides prepared early in 2010 for the PFS.  Rare earths were valued at an average net price f US$21.94/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$45/kg, and Ta2O5 at US$130/kg.

6.	Mineral Resources are undiluted.
7.	A cut-off NMR grade of CAD$260 was used for the base case.
8.	An exchange rate of US$1.00 USD = CAD$0.90 was used.
9.	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide, Ga2O3 refers to Gallium Oxide.

This updated estimate was used as the basis for the Updated PFS.  RPA validated the data set and the wireframes, and reviewed the interpolation methodology and the block model. RPA also reclassified a small quantity of Inferred Resources to Indicated Resources. For example the Indicated Resources for the Basal Zone increased from 57.49 million tonnes to 57.82 million tonnes with no change to TREO and HREO.

The resource estimate that was used in the Updated PFS by RPA is summarized below.

AREA	TONNES (millions)	TREO %	HREO %	ZrO2%	Nb2O5%	Ta2O5 ppm
Basal Zone Indicated
Tardiff Lake	41.72	1.61	0.34	2.99	0.41	397
West Long Lake	16.11	1.42	0.31	2.98	0.38	392
Total Indicated	57.82	1.56	0.33	2.99	0.40	396
Basal Zone Inferred
Tardiff Lake	19.18	1.66	0.36	3.08	0.42	423
Thor Lake	79.27	1.30	0.24	2.78	0.37	338
West Long Lake	8.82	1.16	0.21	2.71	0.33	346
Total Inferred	107.26	1.35	0.26	2.83	0.37	354

AREA	TONNES (millions)	TREO %	HREO %	ZrO2%	Nb2O5%	Ta2O5 ppm
Upper Zone Indicated
Tardiff Lake	23.63	1.50	0.15	2.09	0.32	194
West Long Lake	7.02	1.40	0.13	2.14	0.27	186
Total Indicated	30.64	1.48	0.15	2.10	0.31	192
Upper Zone Inferred
Tardiff Lake	28.66	1.34	0.12	1.96	0.32	175
Thor Lake	81.66	1.24	0.12	2.54	0.36	206
West Long Lake	5.67	1.34	0.12	1.95	0.26	170
Total Inferred	115.98	1.27	0.12	2.37	0.34	196

AREA	TONNES (millions)	TREO %	HREO %	ZrO2%	Nb2O5%	Ta2O5 ppm
Total Indicated
Upper and Basal	88.46	1.53	0.27	2.68	0.37	325
Total Inferred
Upper and Basal	223.24	1.31	0.19	2.59	0.36	272

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	HREO is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb203, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
3.	TREO is HREO plus: La2O3, Ce2O3, Pr6O11, Nd2O3and Sm2O3.
4.
Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides prepared early in 2010 for the PFS.  Rare earths were valued at an average net price f US$21.94/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$45/kg, and Ta2O5 at US$130/kg.

5.	A cut-off NMR grade of CAD$260 per tonne was used.
6.	An exchange rate of US$1=CAD$1.11 was used.
7.	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide, Ga2O3 refers to Gallium Oxide.
8.	Mineral Resources are inclusive of Mineral Reserves.

Probable Mineral Reserves

A Mineral Reserve estimate for the Project has been prepared by the Company and reviewed by RPA, which has been included in the August 2011 Technical Report.

	Tonnes	%	%	ZrO2	Nb2O5	Ta2O5	Y2O3	HfO2
	(millions)	TREO	HREO	PPM	PPM	PPM	PPM	PPM
Probable Mineral Reserves	14.54	1.53%	0.40%	28,998	3,800	404	2,175	615

	Tonnes	La2O3	Ce2O3	Pr6O11	Nd2O3	Sm2O3	Eu2O3	Gd2O3
	(millions)	PPM	PPM	PPM	PPM	PPM	PPM	PPM
Probable Mineral Reserves	14.54	2,325	5,173	658	2,593	590	78	574

	Tonnes	Tb4O7	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3
	(millions)	PPM	PPM	PPM	PPM	PPM	PPM	PPM
Probable Mineral Reserves	14.54	95	508	93	245	32	189	26

Notes:
1. CIM definitions were followed for Mineral Reserves.
2. Mineral Reserves are estimated using price forecasts for 2015 for rare earth oxides (US$46.31/kg average), zirconium oxide (US$3.77/kg), tantalum oxide (US$255.63/kg) and niobium oxide (US$55.86/kg).

3. HREO grade is the total of Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3 grades. TREO grade comprises HREO plus La2O3, Ce2O3, Nd2O3, Pr2O3, and Sm2O3 grades.
4. An exchange rate of CAD$0.95=US$1.00 was used.
5. Mineral Reserves are estimated using a Net Metal Return cut-off value of CAD$300/tonne.
6. A minimum mining width of five metres was used.
7. Totals may differ from sum or weighted sum of numbers due to rounding.

Updated PFS Financial Analysis

The Updated PFS is based principally on the updated Mineral Reserve estimate that was derived from a new mine plan developed from the updated mineral resource estimate disclosed in January, 2011. In addition, RPA updated the product price assumptions to reflect some of the considerable price appreciation that has occurred particularly for the rare earth oxides over the past 12 months. The new economic analysis also incorporates related updates to operating costs, foreign exchange rates and production ramp-up time-lines.

Like the original PFS, the Updated PFS assumes that Avalon will be selling a mixed rare earth oxide concentrate at a price derived using a model that discounts future individual oxide prices (by an average of 38%) to reflect the semi processed nature of the concentrate. In fact, Avalon now contemplates establishing its own separation and refining facility in North America, but has not yet completed a pre-feasibility study on this facility to allow it to be incorporated into the present Updated PFS.

Since the PFS was initially issued in July 2010, rare earth prices dramatically increased by in excess of 1,000%, well in excess of the price appreciation forecast in the PFS.  The price increases outside China were partly due to the imposition of quotas and tariffs on the export of separated rare earth oxides. Prices also increased inside China due to supply shortages arising as a result of efforts by the government to consolidate the industry and make it more sustainable. More recently, prices have come off their highest levels reached in June, 2011, but remain much higher than Avalon’s price forecast contained in the Updated PFS (July, 2011).

The average “basket” price calculated for the Nechalacho mixed rare earth concentrate and used in the original PFS was US$21.94/kg.  The average “basket” price for the Nechalacho mixed rare earth concentrate using the updated price forecast for 2015 is US$46.33/kg.  The Updated PFS bases the REE price assumption on a price forecast published by CIBC World Markets in its Rare Earth Industry Overview dated March 6, 2011. Current prices FOB China reported by services such as Metal-pages.com, are much higher than those used in the price forecast for the Updated PFS, reflecting the opinion of both RPA and the Company that future prices are likely to decrease from current record levels as new supply comes into the marketplace.

The Updated PFS produced a DCF analysis yielding a 39% Internal Rate of Return (“IRR”) on a pre-tax basis (compared to 14% in the original study) and a 34% IRR on an after-tax basis (compared to 12% in the original study). The NPV at a 10% discount rate is now $1.77 billion pre-tax and $1.27 billion after-tax.

Financial Analysis	Original PFS		Updated PFS
	After-Tax ($)	Pre-Tax ($)	After-Tax ($)	Pre-Tax ($)
IRR	12%	14%	34%	39%
Net Cash Flow	1.5 billion	2.1 billion	4.48 billion	6.08 billion
NPV @ 8%	236 million	428 million	1.61 billion	2.22 billion
NPV @ 10%	97 million	246 million	1.27 billion	1.77 billion

Rare earth markets and market development initiatives

The Company’s product marketing effort is being led by Mr. Pierre Neatby, Vice-President, Sales and Marketing. The Company has implemented a proactive marketing plan including participation in various industry conferences with the overall objective of building relationships with strategic  customers seeking to become investors in the Project, and identifying technology partners capable of assisting Avalon with process technology. Potential strategic partners and technology partners are seeking off-take agreements in return for their investment.

Avalon has entered into non-binding memorandums of understanding (“MOUs”) with four industrial companies seeking to participate in the Project by investing and /or providing technical expertise in exchange for obtaining off-take rights.  MOUs are commonly used to initiate a formal due diligence process and frame the discussions between the parties.  However, each MOU requires the Company to maintain the confidentiality of the identity of the counterparty and the business terms until the negotiation process is completed and a definitive agreement is signed. Progress is being made with respect to all four MOUs and face to face meetings have taken place, or are scheduled to take place, in the last quarter of calendar 2011 with each party.

Metallurgical Process Development

Metallurgical process development work continued during the Quarter with both flotation and hydrometallurgical testwork underway. Bench scale flotation testing continues to enhance the process and a third flotation pilot, this time a continuous pilot plant scale concentrate production run, was completed in August 2011. This test processed 3 tonnes of Basal Zone mineralized material and is preliminary to the planned large scale, 40 tonne pilot test planned for December, 2011. It is largely intended to produce concentrate to be utilized in on-going, bench-scale hydrometallurgical testwork, as well as providing additional information to help finalize flowsheet parameters for the large scale pilot plant trial. Results from this production run, and results from locked cycle tests (“LCTs”) carried out prior to the production run, yielded results indicating that the mineral recoveries projected in the Company’s Updated PFS can be achieved.

The recoveries reported in the Updated PFS were 89.7% for zirconium oxide (“ZrO2”), 79.5% for all rare earth oxides (“REO”), 68.9% for niobium oxide (“Nb2O5”) and 63% for tantalum oxide (“Ta2O5”). The LCTs on the 3.7 tonne feed sample gave higher recoveries for Ta2O5 and Nb2O5, at an average of 74.3% and 73.9% respectively, similar recoveries for REE at an average of 78.5% and lower recoveries for ZrO2 at an average of 83.8%. The concentrate production run also gave slightly higher Ta2O5 and Nb2O5 recoveries at 65.4% and 69.7% and lower REO recovery at 73.1% and ZrO2 recovery at 82%.

The slightly lower average REO recoveries in the production run are due to full stability not being reached and the mass of slimes removed being above target (15.8% instead of targeted 8%). These issues are not expected to recur with the much larger sample size (40 tonnes) planned for the full scale pilot plant. It is considered that the LCTs provide the best indication of expected recoveries from the sample tested.

Bench scale hydrometallurgical testwork is continuing at a third-party consulting firm in Lakefield, Ontario with testing to focus on the solution chemistry, purification and precipitation of rare earths. A contract was signed with SGS Minerals for a hydrometallurgical pilot plant, and initial pilot scale test work has commenced with the acid bake portion of the process. The hydrometallurgical pilot scale work is expected to take up to 40 weeks to complete.

During the Quarter, the Company initiated work on a pre-feasibility study for a separation plant/refinery under a new contract with the same consultant that completed the scoping study in 2010.  This study is scheduled for completion in January, 2012 and once received, the separation plant will be integrated into the overall development model and discounted cash flow analysis. For the purpose of this study, the Company has narrowed down its search for a site to a few locations in the southern United States which meet the key site selection criteria of proximity to transportation infrastructure, and proximity to suppliers of the principal reagents required which include hydrochloric acid and caustic soda.

Community, Environment, Health and Safety, Permitting

During the Quarter, the Company continued positive negotiations towards the completion of an accommodation agreement (often referred to as an impacts and benefits agreement) with the Deninu Kue First Nation (“DKFN”), Lutsel K’e Dene First Nation (“LKDFN”) and the Yellowknives Dene First Nation (“YKDFN”).  Negotiations are ongoing with the objective of concluding these agreements in early calendar 2012.

The Company has placed a high priority on its performance with respect to health and safety at Thor Lake.  During the Quarter, there was one lost time accident at the site when a contractor stumbled on uneven ground around the camp suffering a sprained ankle requiring medical attention and losing 7 days off work

There was a land use inspection conducted during the quarter on July 21, 2011 by the Aboriginal Affairs and Northern Development Canada (formerly Indian and Northern Affairs Canada) Land Use inspector with no significant issues to report. As is the Company’s practice, all land use inspection reports have been filed on the Company’s website at www.avalonraremetals.com in the CSR/Sustainability section.

The Company is currently undergoing an environmental assessment conducted by the Mackenzie Valley Environmental Impact Review Board (“MVERIB”).  On May 20, 2011, the Company submitted the Developers Assessment Report (“DAR”), (otherwise known as an Environmental Impact Statement), just three months upon receiving the final terms of reference from MVEIRB. In November, 2011, the DAR was finally deemed by MVEIRB to be in conformity with the terms of reference and the process is now moving into the information request stage of the process.  Avalon is working to ensure the Environmental Assessment Process is completed by the end of 2012.  A copy of all information submitted by the Company can be found on MVEIRB’s public registry at www.reviewboard.ca.

Activities at the Project are under a new land use permit issued by the MVLWB on June 23, 2011, for a period of 5 years beginning on July 5, 2011.

Project Schedule

The BFS is now targeted for completion in late calendar 2012 and it was disclosed in the Company’s news release of November 9, 2011 that a further minor delay is possible due to the relatively slow progress of the metallurgical test program generally. This is not expected to impact the schedule to production start-up, which is still forecast for 2015.

During the year ended August 31, 2011 the Company had budgeted expenditures of approximately $20 million for the Project (for the BFS, metallurgical studies (including MPP and pilot plant tests), environmental studies and further definition drilling on the Nechalacho deposit). However the Company had only incurred approximately $17 million during the year, the short fall being primarily due to the delays in the metallurgical test program.  The Company expects to incur approximately $26 million in fiscal 2012 and $3 million in fiscal 2013 in completing the BFS.

The Company believes that timely completion of the metallurgical pilot plant programs is the most significant risk factor for additional delays to the Project schedule. This is partly due to capacity issues with service providers as well as the potential for unanticipated results necessitating changes in the process flowsheet design. Timely receipt of all required operating permits is also a risk factor although this risk has been at least partly mitigated by the rapid submission of the DAR and the lack of local community opposition to the project development plan. However, as disclosed in the Company’s news release dated November 9, 2011, the slow response times by MVEIRB to the Company’s submissions do create some risk for a delay in receiving operating permits.

Finally, timely availability of project financing is also a significant risk factor which the Company is working to mitigate by seeking to arrange off-take agreements and to attract investment from prospective consumers of rare earth elements and minerals.

Other Projects

Separation Rapids

During the year ended August 31, 2011, the Company incurred $70,641 in expenditures on the Separation Rapids Lithium-Tantalum Project which is host to the Big Whopper petalite deposit.

During the quarter ended May 31, 2011, the Company received an expression of interest from an industrial minerals company (the “Industrial Mineral Company”) in processing and evaluating a bulk sample of the petalite ore for possible application in glass and ceramics applications.   The Company had approximately 250 tonnes of crushed ore available that was collected in 2005 and stored in “big bags” at an outdoor site near Kenora.  Most of the expenditures incurred during the year were related to work done to recover this material and packaging the material for shipment for detailed evaluation of its market potential.

Subsequent to the end of the Quarter, approximately 80 tonnes of sample material were shipped to the Industrial Mineral Company for processing and evaluation. Prior to shipping, a significant amount of work was undertaken to clean up the sample material as the bags had deteriorated and the material had become contaminated with organic material. A process was established for washing and re-packaging the sample material and samples collected routinely for quality control purposes. The balance of the sample material not shipped, totalling approximately 120 tonnes, has been stored under cover for future testwork. As at the date of this MDA, no results from the evaluation of the sample had yet been communicated to the Company.

During the Quarter, the Company re-started the permitting process under the Mining Act in order to be ready to resume operations at the site. Initial work involving the preparation and filing of a detailed Project Description Report is now underway. This work is being done under the direction of the Company’s external mineral tenure consultant.

Warren Township

Expenditures of $33,261 were incurred on the Warren Township Anorthosite Project during the year ended August 31, 2011.  During the quarter ended May 31, 2011, the Company received an expression of interest in the calcium feldspar product from the Industrial Minerals Company referred to above that expressed interest in the Company’s petalite product. The majority of the costs incurred during the year were related to packaging and shipping the inventory of semi-processed material from the 2007 bulk sampling program for shipment for detailed evaluation.

During the Quarter, approximately 35 tonnes of material, that had been stored in a warehouse in Foleyet, Ontario was packaged and shipped to the industrial minerals company. As at the date of this MDA, no results from the evaluation of the sample had yet been communicated to the Company.

With the potential for renewing development work at the site, the Company also re-started the permitting process during the Quarter. Calcium feldspar production is regulated under the Aggregate Resources Act which is administered by the Ontario Ministry of Natural Resources (“MNR”). The permitting process was initiated in 2007-8 but was not completed when the project went dormant after the 2008. Following several meetings held with MNR officials during and subsequent to the end of the Quarter, a satisfactory solution was found for the issue over the size of the area to be permitted, that first arose in 2008.

The permitting process is now proceeding under the direction of the Company’s external mineral tenure consultant. Work commenced subsequent to the end of the Quarter with a legal survey of the perimeter of the 720 hectare property and filing of the formal permit application. After a 20-day public consultation period, and if no objections are raised, the permit could be in place by as early as December, 2011.

East Kemptville

During the year ended August 31, 2011, the Company incurred expenditures totalling $22,427 on the East Kemptville Tin-Rare Metals Project in Yarmouth Co., Nova Scotia.  Most of these expenditures were related to routine project maintenance and  continuing efforts to move forward with the proposed work program on the Special Licence required to complete the Preliminary Economic Assessment on the historic tin-indium resources in that area.

During the Quarter, the Company requested an extension from the Minister of Natural Resources of Nova Scotia to fulfill its expenditure obligations under the Special Licence by August 1, 2013. The Company has been verbally assured that the extension is forthcoming but formal confirmation was still pending as at the date of this MDA.

Spor Mountain

 During the year ended August 31, 2011, the Company incurred expenditures totalling $692,337 on the Spor Mountain Rare Metals Project in Juab County, Utah.  Most of these expenditures were incurred on claim staking and carrying out initial geological work and geophysical surveys on these new claims. The Company now holds 690 claims covering 13,902 acres (5,298 hectares) in this area. A minimum $1,000,000 exploration program involving 3,000 metres of drilling is planned for the property in fiscal 2012.

General Exploration

During the year ended August 31, 2011, the Company incurred $70,001 in general exploration expenditures related to new rare metals project generation. As a result of this project generative work, the Company staked 108 mineral claims in New Brunswick subsequent to the year ended August 31, 2011. A $200,000 exploration program is proposed for 2012 to define drill targets on these claims which are collectively referred to as the Miramichi Tin project. The Miramichi Tin claims are considered prospective for tin-indium deposits similar to the East Kemptville deposit in Nova Scotia.

Administration

Operating expenses totalled $10,078,736 for the year ended August 31, 2011, a 114% increase over the amount incurred during the year ended August 31, 2010 ($4,714,554).  Excluding non-cash stock-based compensation, operating expenses totalled $5,004,292, an 87% increase compared to the same period in 2010.  This increase reflects the ongoing expansion of the Company’s business activities.  The main areas of increased expenses were salaries and benefits, professional fees, transfer and filing fees, and public and investor relations.

Stock-based compensation increased to $5,074,444 from $2,041,755 compared to the year ended August 31, 2010.  This increase is primarily a result of the increase in the number of options earned in the current year compared to 2010, as well as the significant increase in the value of the Company’s options.

Salaries and benefits for the year ended August 31, 2011 totalled $1,600,985, a 147% increase over the year ended August 31, 2010 ($647,788).  During the year ended August 31, 2011, the Company added eight full time employees to its management and technical staff team.  To assist the Company in retaining and attracting top talents in the industry, the Company started an employee group insurance benefit plan in late fiscal 2010.  The increase in salaries and benefits relates primarily to the increased number of staff on payroll, the recruitment costs to expand its work force as well as the premiums for the employee group insurance benefit plan.

Professional fees increased by $350,942 to $494,417 compared to the year ended August 31, 2011.  The increase relates primarily to the legal and other professional fees incurred on the preparation and filing of the base shelf prospectus (the “Prospectus”), the Company’s listing application to have its common shares listed on the NYSE Amex, and the continuance of the Company out of the Province of British Columbia and into the federal jurisdiction of Canada, as well as increased ongoing compliance costs associated with the listing of its shares on the NYSE Amex.  As disclosed in the Company’s news release dated May 5, 2011, the Prospectus was filed with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a registration statement was also filed with the United States Securities and Exchange Commission during the quarter ended May 31, 2011.

Transfer and filing fees increased by $330,614 compared with the fiscal year ended 2010.  The increase relates primarily to the filing fees for the Prospectus, the increased listing fees associated with the Company’s shares being listed on the NYSE Amex, and the listing fees for the common shares issued pursuance to the prospectus offerings completed in September, 2010 and August, 2011.

Expenditures on public and investor relations (“IR”) activities for the year ended August 31, 2011 totalled $876,036 compared to $778,647 for fiscal 2010, due to increased investor relations activities generally. Consistent with the increased level of IR activities, travel expenses also increased by $75,047 to $332,762 during the year ended August 31, 2011. The strong investor and media interest in rare earths that existed earlier in the year began to subside during the Quarter when rare earth prices peaked and began to retreat in June, 2011.  After experiencing strong demand from institutional shareholders for corporate presentations earlier this year, this demand also waned during the Quarter while the Company prepared the Updated PFS.  Minimal institutional marketing was carried out during the Quarter due to declining markets and reduced investor interest generally during the summer months. The market correction that occurred in early August, 2011 further depressed investor interest and only five investor marketing initiatives were conducted subsequent to the end of the Quarter.

The increase of $130,550 in insurance is primarily related to the increase in the coverage of the Company’s directors and officers’ indemnity insurance policy and the Company’s general liability insurance policy.

Directors’ fees for the current fiscal year increased by $93,650 to $198,050 compared to the fiscal year ended 2010.  The foregoing arose from the increase in the number of directors serving on the board of directors (the “Board”) from five to seven in fiscal 2010 and an increase in the level of fees paid to during fiscal 2011.   The Company currently has eight directors serving on the Board.

Higher cash balances resulted in interest income increasing to $605,142 compared with $80,557 for the year ended August 31, 2010.

For the Quarter, operating expenses totalled $2,636,248 compared with $1,079,860 during the comparable period in fiscal 2010.  Excluding non-cash stock-based compensation, operating expenses totalled $1,250,896, compared with $670,278 for the same quarter in fiscal 2010.  The main areas of increased administrative expenditures for the Quarter were salaries and benefits, transfer and filing fees, professional fees and insurance.

Consistent with the increases for the year ended August 31, 2011, the increase of $259,548 in salaries and benefits reflects the increase in the number of employees on payroll and recruitment costs for the two new senior officers who jointed the Company during the Quarter.  The increase of $113,899 transfer and filing fees was directly related to the filing of the Prospectus and the listing fees on the common shares issued pursuant to the prospectus offering completed in August 2011.  The increase of $49,777 in professional fees is primarily related to preparation and filing of the Prospectus as well as the increased ongoing compliance costs with having the Company’s shares listed on the NYSE Amex. The increase of $42,443 in insurance is primarily related to the increase in the coverage of the Company’s directors and officers’ indemnity insurance policy and the Company’s general liability insurance policy.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Year	2011				2010
For the Quarters Ended	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30
	$	$	$	$	$	$	$	$
Net revenues	210,048	163,878	137,529	93,687	19,015	21,583	16,688	23,271
Loss before discontinued operations and extraordinary items	2,370,211	3,145,596	2,480,080	1,425,499	1,079,860	893,979	1,295,917	829,544
Loss before discontinued operations and extraordinary items, per share, basic and fully diluted	0.02	0.03	0.03	0.02	0.01	0.01	0.02	0.01
Net loss	2,370,211	3,145,596	2,480,080	1,425,499	1,079,860	893,979	1,295,917	829,544
Net loss, per share, basic and fully diluted	0.02	0.03	0.03	0.02	0.01	0.01	0.02	0.01

The fluctuation on quarterly net loss is primarily due to stock-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, the write-downs of resource properties and recovery of future income taxes.  The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures.  The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits.  Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine.  The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced.  The Company does not expect to receive significant revenue from any of its properties until 2015 at the earliest.

As at August 31, 2011, the Company had working capital of $68,638,285 and cash and cash equivalents on hand of $70,858,678.  Substantially all of the company’s cash and cash equivalents are held at a major Canadian chartered bank in cashable guaranteed investment certificates bearing annual interest rates between 1.9% and 2.1%.

On August 3, 2011, the Company completed a prospectus offering and issued 7,692,900 common shares at a price of $5.81 per share (or US$6.15 per share) for gross proceeds of $44,695,749 (the “August 2011 Prospectus Offering”). After commissions and expenses, the Company netted cash proceeds of $41,286,721.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $500,000 per month.  As at the date of this report, the Company’s current anticipated resource property expenditures for fiscal year 2012 are budgeted at approximately $29 million, with approximately $26 million of these expenditures being allocated to Thor Lake for the BFS, metallurgical studies (including MPP and pilot plant tests), environmental studies and further definition drilling on the Nechalacho deposit.

The Company’s present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration and development work programs for at least the next twenty-four months.  The Thor Lake, Warren Township, Separation Rapids, and Lilypad Lakes properties are all 100% owned by the Company with minimal holding costs, the most significant being annual lease rental fees on Thor Lake of $20,998, annual claim renewal costs of approximately US$110,000 related to the mining claims at Spor Mountain and the annual expenditures related to the mining lease at Separation Rapids totalling $1,264.

Under the amended terms of the East Kemptville Special Licence, the Company had optional obligations to incur $1.48 million in exploration expenditures by August 1, 2011.   During the Quarter, the Company requested an extension from the Minister of Natural Resources of Nova Scotia to fulfill its expenditure obligations under the Special Licence by August 1, 2013. The Company has been verbally assured that the extension is forthcoming but formal confirmation was still pending as at November 22, 2011.  There is no certainty that the extension will be granted, at which time the costs incurred to date on the special exploration licence will be written off.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the more advanced stages in the development of any of the Company’s four advanced rare metals projects at Separation Rapids, Thor Lake, East Kemptville, or Warren Township projects, when capital requirements become relatively large.

The Company has a standby letter of credit in the amount of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit which is secured by guaranteed investment certificate.

The Company has two operating leases for its office premises.  As at the date of this MDA, the minimum lease commitments under these leases are as follows:

2012	$197,757
2013	$279,544
2014	$290,457
2015	$296,967
2016	$296,967
2017	$98,989

Corporate Social Responsibility (“CSR”)

The Company has embraced the principles of sustainability as core to its business practice and in 2008, the Company adopted the Principles and Guidelines for Responsible Exploration being developed by PDAC as policy of the Company.  These principles for environmental and social best practice were announced by PDAC as part of the roll-out of its e3 Plus program (“Environmental Excellence in Exploration”), with the “Plus” referring largely to the inclusion of CSR principles as part of e3. In addition, the company has become an associate member of the Mining Association of Canada (“MAC”), with a view to gradual implementation of Towards Sustainable Mining (“TSM”). TSM is an initiative developed by the MAC to improve the industry’s performance by aligning its actions with the priorities and values of Canadians. TSM provides a way of finding common ground with communities of interest in order to build a better mining industry, today and in the future. TSM is based on a set of guiding principles that are in turn supported by performance elements and indicators. The initiative is led by MAC’s Board of Directors. Input and guidance come from the external Community of Interest Advisory Panel.

Since 2007, the Company has endeavoured to maximize Aboriginal employment at the site and partly through implementation of specific training initiatives have succeeded in maintaining 40- 60% aboriginal of the 30 plus employees at the Thor Lake site.  In addition, major service contracts for expediting and air charter services are with companies partnered with Aboriginal groups.  During the quarter ended August 31, 2011, meetings were also held with each of the impacted Dene communities to discuss the Company’s progress on its PFS, permitting, metallurgy, BFS and accommodation agreements.  The impacted First Nations approached Avalon with regards to generating business capacity within their communities through future contracts related to the construction and operations phases of the Project.  Avalon is currently awaiting a combined proposal from the Dene Communities which will set the groundwork for future construction and contractual opportunities.

Off Balance Sheet Arrangements

As at August 31, 2011, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount.  During the year ended August 31, 2011, the Company incurred:

a)	incurred consulting fees of $81,250 with a company owned by an officer, of which $56,250 were deferred as resource property costs;

b)
incurred consulting fees of $45,354 with a person who is related to an officer, which were deferred as resource property costs.  As at August 31, 2011, accounts payable included $14,800 payable to this person;

c)	incurred consulting fees of $36,000 with an officer. As at August 31, 2011, accounts payable included $3,390 payable to this officer;

d)	incurred rental fees of $20,750 for an apartment in Yellowknife, NT. with a company owned by a director, which were deferred as resource property costs; and

e)	issued 60,000 common shares at a price of $5.81 per share to a director of the Company pursuant to the August 2011 Prospectus Offering.

Subsequent Events

Subsequent to the year ended August 31, 2011, the Company:

a)	issued 64,991 common shares pursuant to the exercise of an equivalent number of share purchase warrants for cash proceeds of $198,508;

b)	issued 130,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $279,250;

c)	issued 74,083 common shares and 37,041 warrants pursuant to the exercise of 74,083 Brokers’ Compensation Warrants for cash proceeds of $185,420;

d)
granted an aggregate of 425,000 stock options with a weighted average exercise price of $3.77 per share to the Company’s employees, officers, directors and technical advisory committee members. The weighted average contract life of these options was 5 years and the weighted average grant-date fair value of these stock options was $2.68;

e)	granted 50,000 stock options to a consultant of the Company. Each option entitles the holder to purchase one common share of the Company at a price of $3.15 per share until October 12, 2013;

f)	cancelled 125,000 stock options with an weighted average exercise price of $3.29 per share;

g)	had 3,889,633 share purchase warrants with the exercise price of $3.60 per share expire unexercised; and

h)	had brokers’ over-allotment option to purchase up to 472,100 common shares at the price of $5.81 (or US$6.15) per share expire unexercised.

Proposed Transactions

The Company is doing some project generative work through geological research into prospective new areas for rare metals deposits as described above, which resulted in the acquisition of two new mineral properties in Utah and in New Brunswick. A few other opportunities are under active review that could result in a decision to acquire additional mineral claims at any time.

The Company has no immediate plans for any equity offerings, but is in discussion with a number of potential strategic partners about off-take of rare metals products and project financing for the Nechalacho deposit. This could involve either equity financing or formation of a joint venture.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the value of stock-based compensation and the Company’s estimate of recoverable value of its resource properties.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and the financial objectives of the stock-based instrument holders.

The Company’s recoverability of the recorded value of its resource properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental and legal risks, the existence of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and future profitable production of its properties or to secure any proceeds from their disposition.

Changes in Accounting Policies Including Initial Adoption

There were no changes in accounting policies or newly adopted policies during the Quarter.

Recent accounting pronouncements issued and not yet effective:

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011.  The Company will thus apply IFRS in Fiscal 2012.  The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011 and accordingly the Company will need to prepare an opening balance sheet, in accordance with IFRS, as at September 1, 2010.

The Company has identified a three-phase transition plan: Phase 1 - initial diagnostic assessment and scoping, which involves the identification of significant differences between existing Canadian GAAP and IFRS as relevant to the Company’s specific situation; Phase 2 - in-depth analysis and assessment, which involves the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS; and Phase 3 –implementation, which will identify and implement updates to any internal procedures and systems in order for the Company to comply with IFRS requirements.

The Company has completed Phase 1, substantially completed Phase 2 and is currently engaged in Phase 3.

The differences that have been identified during Phase 1 are summarized below:

Resource Properties

Upon adoption of IFRS the Company will have a choice between continuing its existing policy of capitalizing all pre-feasibility exploration and development expenditures and electing to change its policy retrospectively to expense some or all of these costs.  The Company has decided to retain its policy of capitalizing its resource property expenditures and further determined that the adoption of the provisions of “IFRS 6 - Exploration for and Evaluation of Mineral Resources” will not result in any significant transitional impact at September 1, 2010.

Stock-based Compensation

Under “IFRS 2 – Stock based compensation”, when a share-based payment award vests in installments over the vesting period, each installment is accounted for separately. A distinct fair value must be determined for each vesting tranche.  Canadian GAAP allows pooling and recognizing compensation on a straight-line basis. The Company has been recording stock based compensation on a straight line basis under Canadian GAAP so this will affect the compensation expense recorded.

For vesting conditions based on other than market conditions, IFRS 2 requires a company to calculate the expense based on the best available estimate of forfeitures. Under Canadian GAAP, the Company has not used forfeiture estimates in the stock-based compensation calculation.

Share-based payments to non-employees are measured based on the fair value of the goods or services received, at the date of receiving those goods or services whereas GAAP allows for measurement of the fair value of the award or fair value of the goods or services received. In the past, the Company has measured stock-based awards to non-employees based on the fair value of the award.

The Company plans to elect under “IFRS 1 - First Time Adoption of International Financial Reporting Standards” not to apply the requirement of IFRS 2 to stock options granted on or before September 1, 2002 and to those stock options that have fully vested on or before the transition date of September 1, 2010.  The Company will re-measured its unvested stock options as at September 1, 2010 and include an estimated forfeiture rate in the stock-based compensation calculation, which may require an adjustment to deficit.

Accounting for Income Taxes with respect to flow-through shares

The Company has periodically financed its exploration activities by the issuance of flow-through shares. Income tax credits associated with these flow-through shares have all been renounced and all qualifying expenditures had been incurred prior to September 1, 2010.

There is no specific standard under IFRS that directly deals with flow-through shares, however under Canadian GAAP, since March 19, 2004 (the adoption date of EIC-146), the Company has been reducing the net proceeds of the flow-through share issuance by the future tax liability of the Company resulting from the renunciation of the exploration and development expenditures in favour of the flow-though share subscribers. Future income tax assets (loss carry forwards and/or deductible temporary differences) not previously recognized as a result of applying the "more likely than not" test are recognized as a reduction of the future income tax liability through a credit in the income statement.

The impact of the adoption of IFRS will be to reduce share capital and reduce deficit by a corresponding amount.

Provision for mine closures and/or environmental rehabilitation

IFRS 37 applies to a constructive obligation, where the event creates valid expectations that the entity will discharge the obligation, as well as a legal obligation. The amount recognized should be the best estimate of the expenditure required to settle the obligation at the balance sheet date. Present value should be used where the effect of the time value of money is material. The discount rate (or rates) utilized should be a pre-tax rate (or rates) that reflect(s) current market assessments of the time value of money and the risks specific to the liability. Provisions should be reviewed at each balance sheet date and adjusted to reflect the current best estimate. The Company has determined that there is no transitional impact.

Property, Plant & Equipment

IFRS-1 provides a choice between measuring property, plant and equipment at its fair value at the date of transition and using those amounts as deemed cost or using the historical valuation under the prior GAAP. The Company has decided to elect to use the historical cost carrying values as determined under Canadian GAAP for transitional purposes.

The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, disclosure controls and procedures or its business activities as a result of the conversion to IFRS. However, the Company expects to implement certain minor changes to its account descriptions as well as the calculation methodologies it currently uses for certain specific financial statement areas (e.g. share based compensation).

The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects currently underway.  The Company will continue to monitor the actual and anticipated changes to IFRS standards and the related rules and regulations and assess the impacts of these changes on the Company and its financial reporting.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments.  The fair market values of cash and cash equivalents, receivables and accounts payable approximate their carrying values.  Investments available for sale are carried at fair market value.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, including but not limited to economic risks, regulatory risks, environmental risks, and risks associated with land title disputes including Aboriginal land title claims.  In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control.  The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs.  The Company does not anticipate using existing funds to put any of its resource interests into production from its own financial resources.  There is no assurance that other forms of financing will be available to the Company, or that such will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of August 31, 2011.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, are designed effectively to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

During the process of review and evaluation, it was determined that the Company’s disclosure controls and procedures are operating effectively as at August 31, 2011.

Design of Internal Controls

The Company evaluated the design of its internal controls and procedures over financial reporting, as defined under Multilateral Instrument 52-109, for the year ended August 31, 2011. This evaluation was performed by the Chief Executive Officer and the Chief Financial Officer, with the assistance of other corporate personnel to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

The Company has very limited administrative staffing and in many instances, the implementation of internal controls relying on segregation of duties is not possible. The Company relies on senior management review and approval to ensure that the controls are as effective as possible.

There has been no change in the Company’s internal control over financial reporting during Quarter.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value.  The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at August 31, 2011, the Company had 102,617,912 common shares issued and outstanding. Subsequent to the year ended August 31, 2011, the Company issued 269,074 common shares pursuant to the exercises stock options, warrants and brokers’ compensation warrants.  Accordingly, as at the date of this MDA, the Company had 102,886,986 common shares outstanding.

b)	Options

As at August 31, 2011, the Company had an aggregate of 6,305,250 incentive stock options outstanding with a weighted average exercise price of $3.38 (of which 2,549,000 were vested and 3,756,250 were unvested).  Subsequent to the year ended August 31, 2011, 130,000 of these options were exercised, 475,000 stock options were granted and 125,000 stock options were cancelled (as described earlier under “Subsequent Events”).  As at the date of this MDA, the Company has 6,525,250 incentive stock options with a weighted average exercise price of $3.29 outstanding.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.

Notice Regarding Presentation of our Mineral Reserve and Resource Estimates

This MDA has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MDA have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this MDA may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.